UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The exhibits to this report on Form 6-K, including the interim condensed consolidated financial statements for the three months ended March 31, 2022 and management’s discussion and analysis for the three months ended March 31, 2022, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of Digihost Technology Inc. on Form F-10 (File No. 333-263255) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2022
99.3	CEO Certification of Interim Filings – Interim Certificate dated May 16, 2022
99.4	CFO Certification of Interim Filings – Interim Certificate dated May 16, 2022
99.5	Press Release dated May 17, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: May 17, 2022

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